SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.   )*

QIWI PLC
(Name of Issuer)

Class B Ordinary Shares, Par Value €0.0005 Per Share
(Title of Class of Securities)

74735M108
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74735M108	QIWI PLC
1	NAME OF REPORTING PERSON Saldivar Investments Limited(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,722,641
6	SHARED VOTING POWER 0
7	SOLE DISPOSITIVE POWER 12,722,641
8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,722,641
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.6%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 74735M108	QIWI PLC
1	NAME OF REPORTING PERSON Sergey Solonin(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,722,642(3)
6	SHARED VOTING POWER 0
7	SOLE DISPOSITIVE POWER 12,722,642(3)
8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,722,642(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.6%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Saldivar Investments Limited is a private limited company organized under the laws of Cyprus. Mr. Solonin may be deemed to have dispositive power and voting power over, and thus to beneficially own, all of the class A ordinary shares owned by Saldivar Investments Limited through his ownership of equity interests of Saldivar Investments Limited.

(2)
Based on 22,998,854 shares of class B ordinary shares outstanding as of October 4, 2013, as reported by the Issuer to the Reporting Persons, plus the number of class A ordinary shares held by Saldivar Investments Limited and, for Mr. Solonin, one additional class A ordinary share he directly holds, each of which are treated as converted into class B ordinary shares only for the purpose of computing the percentage ownership of the Reporting Persons.  Each class B ordinary share is entitled to one vote, and each share of class A ordinary share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the class A ordinary shares.

(3)
Consists of (i) 12,722,641 class A ordinary shares held of record by Saldivar Investments Limited and (ii) one class A ordinary share directly held by Mr. Solonin. Each class A ordinary share is convertible into class B ordinary shares at any time at the request of the holder thereof.

Item 1.

	(a)	Name of Issuer:

QIWI plc.

	(b)	Address of Issuer’s Principal Executive Offices:

12-14 Kennedy Ave.
Kennedy Business Centre, 2nd Floor, Office 203
1087 Nicosia
Cyprus

Item 2.

	(a)	Name of Person Filing:

Saldivar Investments Limited and Mr. Sergey Solonin (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2014, a copy of which is attached as Exhibit 99.1 to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of each of the Reporting Persons is: c/o Saldivar Investments Limited Themistokli Dervi 6 1066 Nicosia Cyprus

	(c)	Citizenship:

Each of the Reporting Persons is a citizen of or is organized under the laws of the following jurisdictions:

Saldivar Investments Limited: Cyprus

Sergey Solonin: Russian Federation

	(d)	Title of Class of Securities:

Class B ordinary shares, par value €0.0005 per share

	(e)	CUSIP Number:

74735M108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned: 12,722,642(1)

	(b)	Percent of class: 35.6%(2)

	(c)	Number of shares as to which the person has:

Saldivar Investments Limited(3)

(i) Sole power to vote or to direct the vote: 12,722,641

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 12,722,641

(iv) Shared power to dispose or to direct the disposition of: 0

Sergey Solonin(3)

(i) Sole power to vote or to direct the vote: 12,722,642(1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 12,722,642(1)

(iv) Shared power to dispose or to direct the disposition of: 0

(1)
Consists of (i) 12,722,641 class A ordinary shares held of record by Saldivar Investments Limited and (ii) one class A ordinary share directly held by Mr. Solonin. Each class A ordinary share is convertible into class B ordinary shares at any time at the request of the holder thereof.

(2)
Based on 22,998,854 shares of class B ordinary shares outstanding as of October 4, 2013, as reported by the Issuer to the Reporting Persons, plus the number of class A ordinary shares held by Saldivar Investments Limited and, for Mr. Solonin, one additional class A ordinary share he directly holds, each of which are treated as converted into class B ordinary shares only for the purpose of computing the percentage ownership of the Reporting Persons.  Each class B ordinary share is entitled to one vote, and each share of class A ordinary share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the class A ordinary shares.

(3)
Saldivar Investments Limited is a private limited company organized under the laws of Cyprus. Mr. Solonin may be deemed to have dispositive power and voting power over, and thus to beneficially own, all of the class A ordinary shares owned by Saldivar Investments Limited through his ownership of equity interests of  Saldivar Investments Limited.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

Saldivar Investments Limited

By:	/s/ Viktoriya Spivak
Viktoriya Spivak
Attorney-in-fact

Sergey Solonin

By:	/s/ Viktoriya Spivak
Viktoriya Spivak
Attorney-in-fact

Exhibit Index

99.1	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) and Power of Attorney